Filed Pursuant to Rule 424(b)(3)

Registration No. 333-192160

February 5, 2014

Dear Shareholder,

This letter supplements and updates the information contained in the proxy statement-prospectus, dated January 14, 2014, relating to the proposed merger of FNBNY Bancorp, Inc. with and into Bridge Bancorp, Inc., we previously mailed to you (the “Proxy Statement”).

As described in more detail in the Proxy Statement, the Exchange Ratio (as defined in the Proxy Statement) will be determined based on the number of shares of Class A Common Stock and Class B Common Stock of FNBNY Bancorp outstanding immediately prior to the merger, which in turn will be increased due to FNBNY Bancorp’s obligation to issue additional shares of its Class A Common Stock and Class B Common Stock pursuant to certain subscription agreements.  Under the subscription agreements, FNBNY Bancorp is required to issue additional shares if its tangible book value per share, as shown on its December 31, 2013 audited balance sheet, is less than $10.00.  The audit of our financial statements has now been completed and the tangible book value per share at December 31, 2013 was $1.04.  A copy of our audited financial statements for the year ended and as of December 31, 2013 accompanies this letter. Accordingly, FNBNY Bancorp will issue an additional 1,078,982 shares of Class A Common Stock and Class B Common Stock and, after giving effect to the issuance of these additional shares, the total number of shares of Class A Common Stock and Class B Common Stock outstanding will be 6,068,814.

As further described in the Proxy Statement, the Exchange Ratio is also subject to adjustment based on the certainty and availability of recoveries at least ten business days prior to closing of the merger with respect to certain Identified Loans (as defined in the Proxy Statement) and the amount of certain insurance proceeds received by FNBNY Bancorp prior to closing.  Due to pending litigation, we do not satisfy the requirements for proceeds as to the Identified Loans to be attributed to FNBNY prior to the Closing.  Accordingly, the Exchange Ratio will not be adjusted in respect of the Identified Loans.  However, as described in the Proxy Statement, if Bridge Bancorp recovers amounts with respect to these Identified Loans within two years from the closing of the merger, FNBNY Bancorp’s shareholders are entitled to 60% of the amounts recovered, net of expenses.

Finally, it remains uncertain whether the Exchange Ratio will be subject to adjustment based on the receipt of certain insurance proceeds prior to closing.  We are continuing to negotiate with our insurance carrier as to any recovery.  Consequently, the amount of potential reduction to the Exchange Ratio based on receipt of insurance proceeds has yet to be determined.

The following table shows the minimum and maximum Exchange Ratio after giving effect to the issuance of the additional shares under the subscription agreements and (i) the recovery of no insurance proceeds, and (ii) the recovery of $350,000 of insurance proceeds.

	Receipt of No Insurance Proceeds	Receipt of $350,000 of Insurance Proceeds
Exchange Ratio	.03754	.04022

FNBNY Bancorp shareholders can call the following toll free number 855-702-8342 for updated information as to the Exchange Ratio based on the receipt of any insurance proceeds at any time prior to the special meeting, as well as prior to the closing.

/s/John F. Stewart
Chief Executive Officer